Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Tufin Software Technologies Ltd. (the “Company”) will be held at 18:00 p.m., Israel time, on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, for the following purposes:

1.     To ratify the election of each of Peter Campbell and Dafna Gruber as an external director of the Company, each for a period of three years; and

2.     To approve the compensation terms of each of the Company's external directors and our other independent directors.

The approval of each of Proposal Nos. 1 and 2 requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)        a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)       a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 1 and 2.

Only shareholders of record at the close of business on June 17, 2019, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about June 26, 2019, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.tufin.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on July 14, 2019, or to our officers no later than 8:00 a.m. (Israel time) on July 15, 2019. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting.  Position statements should be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than July 5, 2019. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

Tel-Aviv, Israel June 10, 2019	By Order of the Board of Directors, Reuven Kitov, Chief Executive Officer and Chairman of the Board of Directors